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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                         _________________

                           SCHEDULE 14D-1
                       TENDER OFFER STATEMENT
PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1)

                          _________________


                     R-B RUBBER PRODUCTS, INC.
                     (NAME OF SUBJECT COMPANY)

                       DASH MULTI-CORP, INC.
                              (BIDDER)


                COMMON STOCK, NO PAR VALUE PER SHARE
                   (TITLE OF CLASS OF SECURITIES)


                             74270 10 4
               (CUSIP NUMBER OF CLASS OF SECURITIES)

                           MARVIN S. WOOL
                      CHIEF EXECUTIVE OFFICER
                       DASH MULTI-CORP, INC.
                          2500 ADIE ROAD
                 MARYLAND HEIGHTS, MISSOURI  63043
                     TELEPHONE:  (314) 432-3200
                     FACSIMILE:  (314) 432-3210
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)




                             COPIES TO:
                        THOMAS A. LITZ, ESQ.
                          THOMPSON COBURN
                       ONE MERCANTILE CENTER
                     ST. LOUIS, MISSOURI  63101
                     TELEPHONE:  (314) 552-6000
                     FACSIMILE:  (314) 552-7000

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     This Amendment No. 1 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Dash Multi-Corp, Inc. ("Purchaser") on April 14, 1999, with respect to up to 1,567,417 shares of Common Stock, no par value (the "Common Stock"), of R-B Rubber Products, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) On May 12, 1999, Purchaser issued a press release which announced the extension of the Offer to 5:00 p.m., St. Louis, Missouri time, on May 27, 1999, unless further extended. Purchaser also announced that it had been advised by the Depositary that as of 3:00 p.m., St. Louis, Missouri time, on Wednesday, May 12, 1999, approximately 1,312,926 shares of Common Stock of the Company had been validly tendered and not withdrawn, representing approximately 58.63% of the total issued and outstanding Common Stock of the Company and approximately 83.76% of the 1,567,417 shares of Common Stock which may be purchased by the Purchaser pursuant to the Offer. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(9) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(9)  Press Release, dated May 12, 1999

                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    DASH MULTI-CORP., INC.



                                    By: /s/ Marvin S. Wool
                                        ----------------------------
                                        Name:  Marvin S. Wool
                                        Title: Chief Executive Officer

Dated:  May 12, 1999

                           EXHIBIT INDEX

Exhibit
Number
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(a)(9)   Press Release, dated May 12, 1999

                   DASH MULTI-CORP, INC.




FOR IMMEDIATE RELEASE                         CONTACT:  MARVIN S. WOOL
                                                 DASH MULTI-CORP, INC.
                                  CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                                        (314/432-3200)



                 DASH MULTI-CORP, INC. EXTENDS ITS
             TENDER OFFER FOR R-B RUBBER PRODUCTS, INC.

ST. LOUIS, MISSOURI (MAY 12, 1999) - Dash Multi-Corp, Inc. announced today that its cash tender offer for up to 1,567,417 shares of common stock of R-B Rubber Products, Inc. (NASDAQ SYMBOL: RBBR) has been extended to 5:00 p.m., St. Louis, Missouri time, on May 27, 1999, unless further extended.

Dash Multi-Corp, Inc. announced that it has been advised by American Securities Transfer & Trust, Inc., the Depositary for the tender offer, that as of 3:00 p.m., St. Louis, Missouri time, on Wednesday, May 12, 1999, approximately 1,312,926 shares of common stock of R-B Rubber had been validly tendered and not withdrawn, representing approximately 83.76% of the 1,567,417 shares of common stock of R-B Rubber which may be purchased pursuant to the tender offer and approximately 58.63% of the total outstanding shares of common stock of R-B Rubber. The shares tendered include 7,140 shares tendered pursuant to Notices of Guaranteed Delivery.

Dash Multi-Corp, Inc. has extended the tender offer to provide an expanded opportunity to the shareholders of R-B Rubber to participate in the tender offer.

Dash Multi-Corp, Inc. is a St. Louis, Missouri-based manufacturer and marketer of plastic vinyls and urethanes, carpet padding and backlog, non-slip textiles and coated fabrics to customers throughout the United States.

RB Rubber Products, Inc. is an integrated tire recycler and manufacturer that transforms scrap tires and rubber into high quality, durable rubber mats, protective surfaces and other rubber products. Applications of the company's products include surfacing for agribusiness, sports and fitness facilities and other commercial and industrial uses. RB Rubber Products, Inc. is the leader in the black rubber mat market. The company was founded in 1985 and went public in 1995.

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Statements Dash Multi-Corp, Inc. may publish that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Dash Multi-Corp, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause Dash Multi-Corp, Inc.'s actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from Dash Multi-Corp, Inc.'s expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, new product and technology developments, competition within each business segment, cyclicality of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks.


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